Exhibit 99.1

NASDAQ: IPX | ASX: IPX

February 2, 2026

Dear IperionX Shareholders,

We enter 2026 in a strong position, well-placed to advance America’s reindustrialization by both reshoring and building the world’s lowest-cost titanium supply chain through American innovation. In doing so, we are proud to support the President’s mission to bring strategic manufacturing home and restore America’s industrial strength.

For decades, the United States has relied on foreign sources for titanium, a metal essential to aerospace & defense, shipbuilding, and advanced industries, economy and national security to risks from abroad. No longer.

With the assistance of the U.S. Department of War and our long-term shareholders, our patented technologies are now operating on a commercial scale in Virginia; re-shoring the production of high-performance titanium to America at the lowest costs globally.

Our strategy is clear and ambitious: a fully integrated, sovereign platform that converts low-cost domestic scrap and minerals into the highest-performance products. By eliminating waste, shortening lead times, and driving costs steadily lower, we are redefining the economics of titanium and reclaiming American leadership in a metal vital to national security.

IperionX’s Virginia Titanium Campus

The Inflection Point

Our HAMR™ and HSPT™ technologies embody American ingenuity comparable to historic breakthroughs such as the Bessemer process for steel, the Hall-Héroult process for aluminum, and Nucor’s electric arc furnace revolution – advances that dramatically reduced costs, enabled mass adoption, and powered American industry to global preeminence.

Virginia	Tennessee	Utah
1092 Confroy Drive	279 West Main Street	1782 W 2300 S
South Boston, VA 24592	Camden, TN 38320	West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

Refined over more than a decade, from laboratory to pilot to full commercial scale in Virginia, these technologies are now proven and scaling reliably.

The past two years have been focused on the disciplined work of industrialization: commissioning facilities, achieving operational readiness, and turning scientific innovation into consistent commercial output.

In 2026, we advance with purpose, ramping deliveries, achieving steady-state operations, lowering unit costs, and supplying high-performance titanium components to key customers, vital U.S. defense programs, and America’s resurgent industrial and maritime sectors.

Our priorities for the year remain focused on:

•	Operational Excellence: Embedding utilization, yield, and reliability into every process, turning manufacturing discipline into lasting competitive advantage.

•	Advanced Manufacturing: Building on low-cost powder to deliver near-net-shape parts through powder metallurgy, forging, and additive manufacturing that will reshape entire industries.

•
7x Expansion: Advancing a major expansion of production capacity in Virginia to approximately 1,400 tons per annum, with commissioning targeted for mid-2027, further lowering costs and broadening access to new markets.

•	Commercial Programs: Converting strong pipelines of prototypes into recurring orders and enduring partnerships.

IperionX titanium components

The Structural Advantage: Breaking the Cost Barrier

Titanium delivers unmatched performance, yet for eighty years it has been constrained by the high costs and inherent waste of the legacy Kroll process.

IperionX is changing that with a fully integrated American platform. By combining HAMR™ refining and HSPT™ forging with recycled scrap and secure domestic minerals from our Titan Project, we eliminate foreign supply vulnerabilities and establish a substantially lower cost curve, built entirely on American soil.

The Titan Project: Securing Our Upstream Advantage

Our 100% owned Titan Critical Minerals Project in Tennessee is fully permitted, close to shovel-ready, and progressing toward the completion of a Definitive Feasibility Study in Q2 2026. The project will deliver low-cost domestic feedstocks optimized for our HAMR™ process while positioning IperionX as a potential leading U.S. producer of the critical heavy rare earths Dysprosium and Terbium – elements essential for high-performance permanent magnets in defense systems and advanced robotics.

IperionX’s Titan Critical Mineral Project, Tennessee

Powering America’s Industrial and Maritime Resurgence

IperionX’s work aligns closely with President Trump’s determined efforts to revitalize American shipbuilding, strengthen the defense industrial base, and bring critical manufacturing back to U.S. soil.

U.S.-produced titanium, offering exceptional strength-to-weight ratio and lifelong resistance to seawater corrosion, is ideally suited for modern naval vessels, submarines, and many more of our critical defense platforms. By delivering this superior material reliably and at lower cost, we enable American industry to build faster, more durably, and more competitively; helping restore the industrial capability that once made the United States the arsenal of democracy.

Our core thesis is straightforward: when superior titanium parts are made in America, delivered quickly, and priced competitively, customers – and entire markets – will choose domestic.

Unveiling GenX™: The Path to American Titanium Leadership

While executing strongly in 2026, we are also building the foundation for long-term growth and American leadership in the global titanium supply chain.

Central to this future is GenX™, our next-generation, continuous, HAMR™ platform, which we introduce today. Proven at lab and pilot scales, and now progressing in our Virginia R&D facility, GenX™ will deliver superior productivity and capital efficiency.

In 2026 we will reach key commercial-scale validation milestones and share performance data, establishing the basis for sustained, capital-efficient scaling through 2030 and beyond, positioning IperionX as the leading producer of low-cost, American-made titanium.

IperionX Virginia operations & leadership teams

A Final Word

Great progress is achieved by teams that combine expertise, determination, and faith in American potential. I thank our dedicated engineers and builders for their outstanding contributions.

To our government supporters and long-term shareholders, thank you for your continued support and conviction. Together, we are creating a titanium platform essential to America’s industrial renewal, defense strength, and long-term prosperity.

We look forward to updating you on our progress throughout 2026.

Sincerely,

Anastasios (Taso) Arima
Chief Executive Officer & Managing Director
IperionX Limited

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900